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SEC ||||||| 13026349 **ISSION**

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
RECEIVED
NOV 2 2 2013
WASH. D.C.
193

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____10/01/12_____ AND ENDING _____09/30/13_____
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Crescent Securities Group, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.

8750 N. Central Expressway, Suite 750
                                           (No. and Street)

Dallas	Texas	75231
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

                                                                              (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
                                           (Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (6-02)

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Travis Nick Duren_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of __Crescent Securities Group, Inc._____, as of __September 30_____, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

BEVERLY DAVIS
Notary Public, State of Texas
My Commission Expires
May 06, 2016

_____
Signature

__President_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with respect to methods of Consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditor's report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CRESCENT SECURITIES GROUP, INC.

September 30, 2013



CRESCENT SECURITIES GROUP, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED SEPTEMBER 30, 2013

CRESCENT SECURITIES GROUP, INC.

CONTENTS



INDEPENDENT AUDITOR'S REPORT

Mr. Travis Nick Duren, President
Crescent Securities Group, Inc.
8750 N. Central Expwy., Suite 750
Dallas, TX 75231

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Crescent Securities Group, Inc. as of September 30, 2013, and the related statement of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crescent Securities Group, Inc. as of September 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

www.cfllp.com

8750 N. Central Expressway	972.387.4300		CPAmerica International, in alliance with Crowe Horwath International
Suite 300	800.834.8586	Member:	The International Accounting Group
Dallas, TX 75231-6464	972.960.2810 fax		World Services Group

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

CF & Co., L.L.P.

Dallas, Texas
November 19, 2013

CRESCENT SECURITIES GROUP, INC.
Statement of Financial Condition
September 30, 2013

ASSETS

Cash and cash equivalents	$	120,860
Commissions receivable and clearing organizations		1,495
Receivable from broker-dealer		415,773
Federal income tax receivable-Parent		9,800
Other receivables		11,704
Loans to officers		55,763
Total Assets	$	615,395

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Accounts payable and accrued expenses	$	317,717
Total liabilities		317,717

Stockholders' equity:

Common stock, 100,000 shares authorized with no par value, 1,000 shares issued and outstanding		55,000
Retained earnings		242,678
Total stockholders' equity		297,678
Total Liabilities and Stockholder's Equity	$	615,395

The accompanying notes are an integral part of these financial statements.

CRESCENT SECURITIES GROUP, INC.
Statement of Income
For the Year Ended September 30, 2013

Revenues:	
Securities commissions	$13,450,217
Sale of investment company shares	34,856
Other income	57,118
	13,542,191
Expenses:	
Employee compensation and benefits	177,055
Commissions and clearance paid to all other brokers	12,274,154
Communication	24,234
Occupancy and equipment costs	23,181
Regulatory fees and expenses	93,583
Interest expense	318,841
Management fees	21,331
Other expenses	39,747
	12,972,126
Net Income before income taxes	570,065
Provision for federal income taxes	193,895
Net Income	$ 376,170

The accompanying notes are an integral part of these financial statements.

Page 4

CRESCENT SECURITIES GROUP, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended September 30, 2013

	Common Stock	Retained Earnings	Loan to Parent	Total
Balances at September 30, 2012	55,000	$ 1,510,122	$ (1,232,804)	$ 332,318
Forgiveness of loan to Parent		(1,232,804)	1,232,804	--
Net income		376,170		376,170
Dividends paid		(410,810)		(410,810)
Balances at September 30, 2013	55,000	$ 242,678	$ --	$ 297,678

The accompanying notes are an integral part of these financial statements.

Page 5

CRESCENT SECURITIES GROUP, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended September 30, 2013

Balance, at September 30, 2012	$ -0-
Increases	-0-
Decreases	-0-
Balance, at September 30, 2013	$ -0-

The accompanying notes are an integral part of these financial statements.

CRESCENT SECURITIES GROUP, INC.
Statement of Cash Flows
For the Year Ended September 30, 2013

Cash flows from operating activities:

Net income	$ 376,170
Adjustments to reconcile net loss to net cash	
provided (used) by operating activities:	
Change in assets and liabilities:	
Decrease in commissions receivable	3,651
Decrease in receivable from broker-dealers	1,304,246
Increase in federal income tax receivable-Parent	(9,800)
Increase in other receivables	(11,704)
Decrease in accounts payable and accrued expenses	(1,235,621)
Net cash provided (used) by operating activities	426,942

Cash flows from investing activities:

Net cash provided (used) by investing activities	-0-

Cash flows from financing activities:

Dividends distributed to Parent	(410,810)
Net cash provided (used) by financing activities	(410,810)
Net increase in cash and cash equivalents	16,132
Cash and cash equivalents at beginning of year	104,728
Cash and cash equivalents at end of year	$ 120,860

Supplemental Disclosures

Cash paid during the year for:

Interest	$ 318,841
Income taxes	$ -0-

Non Cash Transactions:

During the year ended September 30, 2013, the Company declared a dividend of $1,643,614
which included the forgiveness of the loan to Parent. $1,232,804

The accompanying notes are an integral part of these financial statements.

Note 1 -Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Crescent Securities Group, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under SEC Rule 15c3-3 (k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is a wholly-owned subsidiary of Duren/McNairy Holdings, Inc. (the "Parent").

The majority of the Company's customers are located in Texas.

A significant amount of commissions for the year ended September 30, 2013 was due to the sale of government backed collateralized mortgage obligations. The Company incurred finance charges related to the extended settlement of these transactions. The interest rate charged at September 30, 2013 was 3.25%. The Company incurred $318,841 in finance charges for the year ended September 30, 2013.

Securities readily marketable are carried at fair value and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Receivables from broker-dealers and clearing organizations are generally collected in full in the month following the accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Revenue Recognition

Security transactions are recorded on a trade date basis. Commission income and expenses are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission income and expenses are recorded on a trade date basis.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less at the time of purchase, other than those held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2013, the Company had net capital of approximately $219,698 and net capital requirements of $21,181. The Company's ratio of aggregate indebtedness to net capital was 1.45 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 – Income Taxes

The Company is a member of a group that files a consolidated federal income tax return with the Parent. Income taxes are recorded using the separate company method to comply with FASB ASC 740. Any resulting provision or benefit for income taxes is recorded as receivable from or payable to the Parent.

The Company's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years.

Management evaluates income tax positions based on whether it is more likely than not the positions taken will be sustained on examination. Uncertain tax positions are reduced by a liability for a contingent loss that is recorded either when the more likely than not threshold is no longer met or when it becomes probable that a payment will be made to the taxing authority. Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

Note 5 - Related Party Consulting Agreements

The Company and various entities are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

The Parent has agreed to furnish management services, office space, and various general and administrative expenses to the Company. Amounts incurred under this agreement for the year ended September 30, 2013 totaled $223,340 and are reflected in rent, telephone, employee compensation and other expenses.

Note 6 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. Management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 7 - Loan to Parent

On August 15, 2013, as part of a dividend declared by the board of directors the Company forgave $1,232,804 of loan to Parent.

Note 8 - Concentration Risk

During the year, the Company had cash balances in excess of federally insured limits.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

For the Year Ended

September 30, 2013

Schedule I

<u>CRESCENT SECURITIES GROUP, INC.</u>
<u>Computation of Net Capital Under Rule 15c3-1</u>
<u>of the Securities and Exchange Commission</u>
<u>As of September 30, 2013</u>

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital		$ 297,678
Add:		
Other deductions or allowable credits		--
Total capital and allowable subordinated liabilities		297,678
Deductions and/or charges		
Non-allowable assets:		
Receivables from broker-dealer	$ 209	
Federal income tax receivable from-Parent	9,800	
Other receivables	11,704	
Loans to officers	55,763	(77,476)
Net capital before haircuts on securities positions		220,202
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		504
Net capital		$ 219,698

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued liabilities	$ 317,717
Total aggregate indebtedness	$ 317,717

CRESCENT SECURITIES GROUP, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2013

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 21,181
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 21,181
Net capital in excess of minimum required	$ 198,517
Excess net capital at 1000%	$ 187,926
Ratio: Aggregate indebtedness to net capital	1.45 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There was no material difference in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

CRESCENT SECURITIES GROUP, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of September 30, 2013

Exemptive Provisions

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firms: Southwest Securities, Inc.
                                    First Southwest Company

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended

September 30, 2013



ACCOUNTANTS
CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholders
Crescent Securities Group, Inc.

In planning and performing our audit of the financial statements and supplemental information of Crescent Securities Group, Inc. (the "Company"), as of and for the year ended September 30, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

www.cfllp.com

8750 N. Central Expressway   972.387.4300   CPAmerica International, in alliance with Crowe Horwath International
Suite 300   800.834.8586   Member: The International Accounting Group
Dallas, TX 75231-6464   972.960.2810 fax   World Services Group

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

$C \not{+} \not{4} C_0. \not{2} \mathcal{P}.$

CF & Co., L.L.P.

Dallas, Texas
November 19, 2013



Independent Accountants' Report

On The SIPC Annual Assessment

Required By SEC Rule 17a-5

For the Year Ended

September 30, 2013


ACCOUNTANTS
CONSULTANTS

<u>INDEPENDENT ACCOUNTANT'S REPORT ON THE SIPC ANNUAL</u>
<u>ASSESSMENT REQUIRED BY SEC RULE 17a-5</u>

To the Board of Directors and Stockholders
Crescent Securities Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended September 30, 2013, which were agreed to by Crescent Securities Group, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Crescent Securities Group, Inc.'s compliance with the applicable instructions of the Form SIPC-7. Management is responsible for Crescent Securities Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries (cash disbursements journal) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2013 with the amounts reported in Form SIPC-7 for the year ended September 30, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.


CF & Co. 刀?

CF & Co., L.L.P.

Dallas, Texas
November 19, 2013

www.cfllp.com

8750 N. Central Expressway	972.387.4300		CPAmerica International, in alliance with Crowe Horwath International
Suite 300	800.834.8586	Member	The International Accounting Group
Dallas, TX 75231-6464	972.960.2810 fax		World Services Group

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended 9/30/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053457   FINRA   SEP
CRESCENT SECURITIES GROUP INC
8750 N CENTRAL EXPY STE 750
DALLAS TX 75231-6421

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Don Sterling, 214-692-7009

2. A. General Assessment (item 2e from page 2) $ 32,024

   B. Less payment made with SIPC-6 filed (**exclude interest**)   (12,935   )
      5/3/2013
      Date Paid

   C. Less prior overpayment applied   (   )

   D. Assessment balance due or (overpayment)   19,089

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ 19,089

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 19,089

   H. Overpayment carried forward $(   )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Crescent Securities Group, Inc.
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the __19__ day of __November__, 20_13_.   President
                                                      (Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 13,542,191

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   148,266

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   265,637

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 318,841

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii)   318,841

Total deductions   732,744

2d. SIPC Net Operating Revenues $ 12,809,447

2e. General Assessment @ .0025 $ 32,024

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